SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2013
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes        No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2013, incorporated by reference herein:
Exhibit
99.1    Release dated November 19, 2013, entitled “DEALINGS IN SECURITIES BY
           DIRECTORS AND COMPANY SECRETARY: ACCEPTANCE OF OFFER TO
           REPURCHASE SHARE OPTIONS”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 19, 2013 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
NYSE trading symbol: DRD
(“DRDGOLD”)
DEALINGS IN SECURITIES BY DIRECTORS AND COMPANY SECRETARY: ACCEPTANCE OF OFFER TO
REPURCHASE SHARE OPTIONS
In compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements (“Listings
Requirements”), the following information is disclosed regarding the acceptance on
15 November 2013 of the offer made by DRDGOLD to its directors, company secretary and directors of its major subsidiary to repurchase vested share options in terms of clause 5.10 of the
DRDGOLD (1996) Share Option Scheme. The Black Scholes valuation model was applied to calculate the settlement amounts stated below.
Name: CC Barnes Chief Financial Officer of DRDGOLD
Class of securities: Options over ordinary shares
Number of share options: 163 111
Average settlement per option: R1.56365
Value of transaction: R255 049.00
Beneficial interest: Direct
Name: TJ Gwebu – Company Secretary of DRDGOLD
Class of securities: Options over ordinary shares
Number of share options: 125 900
Average settlement per option: R1.51370
Value of transaction: R190 575.00
Beneficial interest: Direct
Name:
CM Symons Director of Ergo Mining (Pty) Limited (a major
subsidiary of DRDGOLD)
Class of securities: Options over ordinary shares
Number of share options: 127 000
Average settlement per option: R1.43837
Value of transaction: R182 673.00
Beneficial interest: Direct
Name:
M Burrell Director of Ergo Mining (Pty) Limited (a major
subsidiary of DRDGOLD)
Class of securities: Options over ordinary shares
Number of share options: 49 650
Average settlement per option: R1.51369
Value of transaction: R75 155.00
Beneficial interest: Direct

Name:
HN Gouws Director of Ergo Mining (Pty) Limited (a major
subsidiary of DRDGOLD)
Class of securities: Options over ordinary shares
Number of share options: 103 075
Average settlement per option: R1.50321
Value of transaction: R154 944.00
Beneficial interest: Direct
All transactions above were completed off market.
In accordance with DRDGOLD’s corporate governance principles and in terms of paragraph 3.66 of the Listings Requirements, prior clearance for the repurchase of vested share options has been obtained from the Remuneration Committee of DRDGOLD.
Roodepoort
19 November 2013
Sponsor
One Capital